Exhibit 99.1

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT Chief Registrar Baister	No. 4149 of 2004

IN THE MATTER OF BOOKHAM TECHNOLOGY PLC

AND IN THE MATTER OF THE COMPANIES ACT 1985

        NOTICE IS HEREBY GIVEN that a Petition was on 19 August 2004 presented to Her Majesty's High Court of Justice for the sanction of the Court to a Scheme of Arrangement ("the Scheme") and the confirmation of the reduction of the capital of the above-named Company by the cancellation of shares in accordance with the terms of the Scheme.

        AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before the Applications Court Judge at the Royal Courts of Justice, Strand, London WC2A 2LL on 9 September 2004.

        ANY Creditor or Shareholder of the Company desiring to oppose the making of an Order for the sanction of the Scheme or the confirmation of the reduction of capital should appear at the time of hearing in person or by Legal Representative for that purpose.

        A copy of the Petition will be furnished to any such person requiring the same by the undermentioned Solicitors on payment of the regulated charge for the same.

Wilmer Cutler Pickering Hale and Dorr LLP
Alder Castle
10 Noble Street
London
EC2V 7QJ